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                                 October 13, 2020

       Steven J. Shulman
       Chief Executive Officer
       Healthcare Merger Corp.
       623 Fifth Avenue, 14th Floor
       New York, NY 10022

                                                        Re: Healthcare Merger
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 9,
2020
                                                            File No. 333-248097

       Dear Mr. Shulman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       Certain United States Federal Income Tax Consequences, page 139

   1. We note that you have filed "short-form" tax opinions as Exhibits 8.1 and 8.2. Please revise the disclosure
in this section to clearly state that the tax disclosure is the opinion of counsel and identify
the counsel rendering each opinion. For guidance, refer to Section
                                                        III.B.2 of Staff Legal
Bulletin No. 19.
       Exhibits

   2. Please have your legal counsel revise the legality opinion filed as Exhibit 5.1 to opine on the legality of all the
shares being registered. In this regard, we note that the amount shares listed in the
opinion and the amount of such shares to be registered on this registration statement
differ.
 Steven J. Shulman
Healthcare Merger Corp.
October 13, 2020
Page 2

       You may contact Tara Harkins at 202-551-3639 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,
FirstName LastNameSteven J. Shulman
                                                         Division of
Corporation Finance
Comapany NameHealthcare Merger Corp.
                                                         Office of Life
Sciences
October 13, 2020 Page 2
cc:       Benjamin S. Reichel, Esq.
FirstName LastName